EXHIBIT 99.1

Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Tel (905) 726-2462

IMPORTANT NOTICE

Magna Dividend Reinvestment Plan ("DRIP")

Dear Magna Class B Share DRIP participant:

Recent regulatory changes in Canada have affected your continued participation in the DRIP.

Prior to September 14, 2005, Magna's Dividend Reinvestment Plan was permitted to offer you the ability to have Magna Class A Subordinate Voting Shares purchased for your account with the dividends that you would otherwise have received as a holder of Magna Class B Shares. Due to these regulatory changes, effective September 14, 2005, such transactions are no longer permitted. Magna has been advised that Canadian securities administrators are currently reviewing certain unintended consequences of the foregoing regulatory changes, including the impact on your participation in the DRIP.

As a result of the foregoing, effective September 14, 2005, Magna has been forced to suspend your participation in the DRIP pending the completion of the review by Canadian securities regulators.

In addition, recent regulatory changes have affected the options available to you on termination of your participation in the DRIP. Prior to September 14, 2005, you had the option of directing Magna's agent for the administration of the DRIP, Computershare Trust Company of Canada ("Computershare"), to sell all the Class A Subordinate Voting Shares held for you in the DRIP upon termination of your participation in the DRIP. Effective September 14, 2005, Computershare can only deliver a share certificate representing the whole Magna Class A Subordinate Voting Shares credited to you in your DRIP account, together with a cheque for the value of any fractional shares credited to you in your DRIP account.

Please note that your entitlement to the dividends paid to Magna shareholders, commencing with the September 15, 2005 dividend, cannot be reinvested in Magna Class A Subordinate Voting Shares and will be paid to you by cheque from Computershare. The shares credited to you in your DRIP account will remain in such account pending either (1) voluntary withdrawal by you from the DRIP, or
(2) completion of the review of the impact of the recent regulatory changes by Canadian securities administrators. If you choose to terminate your participation in the DRIP, please complete the request to terminate participation on the reverse of your accompanying DRIP statement and submit it to Computershare. Computershare will mail the share certificate and cheque for fractional shares to you at the address to which this notice was sent.

Should you have any questions, please call Computershare at 1-800-564-6253 (for calls from within Canada) or 514-982-7555 (for all other calls).

We sincerely regret any inconvenience caused by the foregoing regulatory changes.

Yours very truly,

/s/ J. Brian Colburn

J. Brian Colburn
Executive Vice-President, Special Projects
   And Secretary